HARPOON THERAPEUTICS, INC.

4000 Shoreline Court, Suite 250

South San Francisco, CA 94080

February 5, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Donald Field
Dietrich King

Re:	Harpoon Therapeutics, Inc.
Registration Statement on Form S-1, as amended (File No. 333-229040)
Request for Acceleration of Effective Date

Dear Mr. Field and Mr. King:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Harpoon Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on February 7, 2019, or as soon thereafter as possible, or at such later time as the Registrant may request by telephone to the Staff. The Registrant hereby authorizes each of Laura Berezin, Robert Phillips and Jonie Kondracki of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Jonie Kondracki of Cooley LLP at (415) 693-2174 or, in her absence, Robert Phillips of Cooley LLP at (415) 693-2020.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours, Harpoon Therapeutics, Inc.

/s/ Georgia Erbez
By:	Georgia Erbez
Title:	Chief Financial Officer

[Signature Page to Acceleration Request]